UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
A Publicly Held Company
Corporate Taxpayer ID (CNPJ) 02.429.144/0001 -93 –
Company Registry (NIRE) 353.001.861 -33

EXCERPT FROM THE MINUTES OF THE 146TH MEETING OF THE BOARD OF
DIRECTORS HELD ON NOVEMBER 25 2009

1. DATE, TIME AND PLACE: On November 25 2009 at 2:00 p.m.at the registered offices of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14th floor in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2 of Article 18 of CPFL Energia’s Bylaws.

3. ATTENDANCE: All members of the Board of Directors (“Board”) and Board of Executive Officers.

4. CHAIR: Chairman – Pedro Pullen Parente and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS ADOPTED:

Since the contents of the meeting were known to all attending members, it was resolved that reading of the Agenda should be waived and the minutes of the meeting thereof should be drafted in summarized format. The right to make statements and dissent was granted, these manifestations to be filed at the Company’s registered offices. Approval was given for the publication of the minutes in extract format, omitting board members’ signatures.

It was further recorded that the votes of the Board Members appointed by the controlling shareholders would be counted pursuant to items 5.1, 6.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22 2002, as amended on August 27 2002, November 5 2003 and December 6 2007.

After examination and discussion of the matters on the Agenda, the following resolutions were unanimously adopted:

(i) Take Cognizance of the Work Schedule of the Management Processes Committee and the Strategy, Budgetary and Projects Evaluation Commissions during the month;

(ii) Take Cognizance of the report of the Chief Executive Officer (highlights) on the principal facts related to the Company’s businesses and the sector indicators as well as the status of the projects under study by the Company;

(iii) Approved the minutes of the 145th Meeting of the Board of Directors held on October 28 2009;

(iv) Approved, pursuant to item “q” of Article 18 of the Company’s Bylaws, the Annual Auditing Plan for the fiscal year 2010 and respective Budget, already examined by the Management Processes Committee and by the Fiscal Council, both registering their favorable opinion on submission for decision by the Board;

CPFL ENERGIA S.A.
A Publicly Held Company
Corporate Taxpayer ID (CNPJ) 02.429.144/0001 -93 –
Company Registry (NIRE) 353.001.861 -33

(v) Approved, pursuant to item “u” of Article 18 of the Company’s Bylaws and in accordance with the Board of Executive Officers’ Resolution 2009075, the Company’s contracting of Bank Letters of Guarantee for the period of 1 (one) year, with payment of commission quarterly in arrears in favor of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) and the Onlending Banks, with the purpose of renewal of the guarantee rendered on the occasion of the drawdown of the 1st (first) tranche of the loan granted to Foz do Chapecó Energia S.A. (“Foz do Chapecó”), this value relative to the shareholding stake held by Furnas Centrais Elétricas S.A. (“Furnas”) in Chapecoense Energia S.A. (“Chapecoense”), the guarantee to be issued by Banco Bradesco in favor of the BNDES, and by Banco Itaú BBA S.A. (“Itaú BBA”) in favor of the Onlending Banks, through the intermediary of a guarantee rendered by Furnas;

(vi) Approved, pursuant to item “u” of Article 18 of the Company’s Bylaws and according to the Resolution of the Board of Executive Officers 2009074, the rendering of non-cumulative guarantees by CPFL Energia, for the long-term financing to be contracted by Centrais Elétricas da Paraíba S.A. (“EPASA”) with the Banco do Nordeste do Brasil S.A. (“BNB”) in the amount of up to R$ 334,000,000.00 (three hundred and thirty-four million reais) for the term of 14 (fourteen) years;

(vii) Approved, pursuant to item “b” of Article 18 and subsection VI of Article 23 of the Company’s Bylaws, the Annual Budget for 2010 and the forecasts for the Multi-Year Plan 2010/2014 proposed by the Board of Executive Officers, the funding forecasted in the 2010 Budget of the Company and the controlled companies being authorized in advance, pursuant to CPFL Energia’s Policy for the Raising of Funds and Rendering of Guarantees;

(viii) Approved, pursuant to item “u” of Article 18 of the Company’s Bylaws and according to Board of Executive Officer’s Resolution 2009076, the rendering of an ‘aval’ by CPFL Energia, in guarantee of the financing to be contracted by the controlled companies Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”) and Rio Grande Energia S.A. (“RGE”) with the BNDES, through the Investments Sustainability Program (FINAME/PSI), having as onlending agent and guarantor Itaú BBA in the total amount of up to R$ 204,000,000.00 (two hundred and four million reais) for a term of up to 10 (ten) years;

(ix) Approved, pursuant to item “u” of Article 18 of the Company’s Bylaws and according to the Board of Executive Officer’s Resolution 2009078, the rendering of an ‘aval’ by CPFL Energia, in guarantee of the financing to be contracted by CPFL Piratininga with the BNDES, Special Credit Program (“PEC”) type, with onlending of funds through Bradesco in the amount of up to R$ 100,000,000.00 (one hundred million reais), for a term of up to 3 (three) years;

(x) Approved and recommended a favorable vote by all members of the Board of Directors of CPFL Geração de Energia S.A. (“CPFL Geração”) the practice by the

CPFL ENERGIA S.A.
A Publicly Held Company
Corporate Taxpayer ID (CNPJ) 02.429.144/0001 -93 –
Company Registry (NIRE) 353.001.861 -33

Board of Executive Officers of all acts necessary for the participation of the seven CPFL Geração subsidiaries (jointly known as “the Subsidiaries”), in ANEEL’s Wind Power Energy Reserve Auction 03/2009, scheduled for December 14 2009 pursuant to items “p” and “u” of the Company’s Bylaws and in accordance with Resolution of the Board of Executive Officers of CPFL Geração 2009082;

(xi) Approved, pursuant to item “j” of Article 18 of the Company’s Bylaws and according to the Board of Executive Officers’ Resolution 2009077, the renewal of the contracts signed by the Company with KPMG Auditores Independentes (“KPMG”) for the rendering of auditing services for the biennial period 2010/2011; and

(xii) Recommended to the representatives of the Company sitting on the Boards of Directors and/or Meetings of the controlled companies, a favorable vote on the following matters: (a) CPFL PAULISTA, CPFL PIRATININGA, CPFL SANTA CRUZ, JAGUARI GERAÇÃO, CPFL SERVIÇOS, CPFL MOCOCA, CPFL JAGUARI, CPFL LESTE PAULISTA, CPFL SUL PAULISTA, CPFL BIOENERGIA, CPFL JAGUARIÚNA, RGE, CPFL GERAÇÃO, SUL CENTRAIS ELÉTRICAS, PAULISTA LAJEADO ENERGIA, CPFL BRASIL, SUL GERADORA, CONE SUL, CPFL PLANALTO, CPFL MERIDIONAL, CPFL ATENDE, CERAN, BAESA, ENERCAN, FOZ DO CHAPECÓ and EPASA – 2010 BUDGET AND MULTI-YEAR PLAN 2010/2014; (b) CPFL PAULISTA, CPFL PIRATININGA and RGE – CONTRACTING OF FINANCING FROM THE BNDES (FINAME/PSI) – Board of Executive Officers Resolutions 2009180, 2009131 and 20091654; (c) CPFL PIRATININGA – CONTRACTING OF FINANCING WITH THE BNDES (PEC) – Board of Executive Officers’ Resolution 2009135; (d) CPFL PAULISTA, CPFL PIRATININGA, CPFL SANTA CRUZ, JAGUARI GERAÇÃO, CPFL SERVIÇOS, CPFL MOCOCA, CPFL JAGUARI, CPFL LESTE PAULISTA, CPFL SUL PAULISTA, CPFL BIOENERGIA, CPFL JAGUARIÚNA, RGE, CPFL GERAÇÃO, SUL CENTRAIS ELÉTRICAS, PAULISTA LAJEADO ENERGIA, CPFL BRASIL, SUL GERADORA, CONE SUL and CPFL PLANALTO – RENEWAL OF THE CONTRACTS FOR RENDERING OF AUDITING SERVICES WITH KPMG AUDITORES INDEPENDENTES – Board of Executive Officers Resolutions 2009182, 2009134, 2009070, 2009017, 2009024, 2009062, 2009066, 2009072, 2009066, 2009012, 2009018, 20061655, 2009077, 2009013, 2009012, 2009093, 2009010, 2009014 and 2009012; (e) CPFL GERAÇÃO, CPFL PIRATININGA, CPFL SANTA CRUZ, JAGUARI GERAÇÃO, CPFL SERVIÇOS, CPFL MOCOCA, CPFL JAGUARI, CPFL LESTE PAULISTA e CPFL SUL PAULISTA – ADDENDUM TO THE CONTRACTS FOR THE RENDERING OF AUDITING SERVICES SIGNED WITH KPMG AUDITORES INDEPENDENTES FOR PAYMENT OF ADDITIONAL FEES – Board of Executive Officers’ Resolutions 2009076, 2009133, 2009069, 2009016, 2009023, 2009061, 2009065, 2009071 and 2009065; and (f) CPFL PAULISTA, CPFL PIRATININGA, CPFL SANTA CRUZ, RGE, CPFL LESTE PAULISTA, CPFL JAGUARI, CPFL SUL PAULISTA, CPFL MOCOCA and CPFL GERAÇÃO – DECLARATION OF INTERMEDIATE INTEREST ON SHAREHOLDERS’ EQUITY (“JCP”) – Board of Executive Officers’ Resolutions 2009181, 2009132, 2009068, 20091656, 2009070, 2009064, 2009064, 2009060 and 2009075.

CPFL ENERGIA S.A.
A Publicly Held Company
Corporate Taxpayer ID (CNPJ) 02.429.144/0001 -93 –
Company Registry (NIRE) 353.001.861 -33

6. CLOSURE: With no further items on the agenda for discussion, the meeting was adjourned, these minutes being drafted, and, having been read and approved, were signed by all attending Board Members and by the Secretary. Pedro Pullen Parente, Ricardo Carvalho Giambroni, Francisco Caprino Neto, José Ayres de Campos, Milton Luciano dos Santos, Susana H. Stiphan Jabra, Ana Dolores M. Carneiro de Novaes and Gisélia Silva (Secretary).

This is a free English Translation of the extract from the original minutes drafted to the
Minutes Register

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.